                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark one)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the fiscal year ended December 31, 2001

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from _________________ to _________________.

                        Commission file number: 001-13457



         ORTHODONTIC CENTERS OF AMERICA, INC. 401(k) PROFIT SHARING PLAN
         ---------------------------------------------------------------
              (Full title of the plan and the address of the plan,
               if different from that of the issuer listed below)



                      ORTHODONTIC CENTERS OF AMERICA, INC.
                      3850 N. CAUSEWAY BOULEVARD, SUITE 800
                            METAIRIE, LOUISIANA 70002
                            -------------------------
                   (Name of the issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

                              REQUIRED INFORMATION


                                                                                                               Page
Report of Independent Auditors...................................................................................3

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000....................................4

Statements of Changes in Net Assets Available for Benefits for the years ended
     December 31, 2001 and 2000..................................................................................5

Notes to Financial Statements, December 31, 2001.................................................................6

Supplemental Schedules:

Schedule G, Part III -- Schedule of Nonexempt Transactions......................................................10

Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)...............................................11

Exhibits:

Exhibit 23 -- Consent of Independent Auditors...................................................................14

                         Report of Independent Auditors


The Plan Administrator
Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP


June 24, 2002

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

  Statements of Net Assets Available for Benefits at December 31, 2001 and 2000

                                                               DECEMBER 31,
                                                     -----------------------------
                                                          2001            2000
                                                     -------------   -------------
Assets
Investments, at fair value:
     Common collective trust funds ...............   $   4,283,834   $   3,749,134
     Mutual fund .................................       1,393,030       1,191,721
     Employer security ...........................         306,851         235,153
                                                     -------------   -------------
Total investments ................................       5,983,715       5,176,008

Contributions receivable:
     Participants ................................          53,318          74,214
     Employer ....................................           6,128           8,443
                                                     -------------   -------------
Total contributions receivable ...................          59,446          82,657
                                                     -------------   -------------
Net assets available for benefits ................   $   6,043,161   $   5,258,665
                                                     =============   =============


See accompanying notes.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

 Statements of Changes in Net Assets Available for Benefits for the years ended
                           December 31, 2001 and 2000

                                                                                  YEAR ENDED DECEMBER 31,
                                                                              --------------------------------
                                                                                  2001               2000
                                                                              --------------    --------------
ADDITIONS
Investment income:
Net depreciation in fair value of common collective trust funds ...........   $     (121,713)   $      (65,708)

Net depreciation in fair value of mutual fund .............................         (162,469)          (59,070)
Net appreciation in fair value of employer security .......................            8,510           110,199
                                                                              --------------    --------------
                                                                                    (275,672)          (14,579)
Contributions:
    Participants ..........................................................        1,459,168         1,218,785
    Employer, net of forfeitures ..........................................          294,141           255,452
                                                                              --------------    --------------
                                                                                   1,753,309         1,474,237

Rollovers from other plans ................................................           90,288           352,597
                                                                              --------------    --------------
Total additions ...........................................................        1,567,925         1,812,255

DEDUCTIONS
Benefit payments ..........................................................          783,429           733,482
                                                                              --------------    --------------
Net increase ..............................................................          784,496         1,078,773

Net assets available for benefits:
    Beginning of year .....................................................        5,258,665         4,179,892
                                                                              --------------    --------------

    End of year ...........................................................   $    6,043,161    $    5,258,665
                                                                              ==============    ==============


See accompanying notes.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements
                                December 31, 2001


1. DESCRIPTION OF THE PLAN

The following description of the Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of Orthodontic Centers of America, Inc. (the "Company") who have attained the age of 21 and one year of service. Orthodontists, pediatric dentists, general dentists and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their total compensation. Matching contributions by the Company are discretionary. The matching contribution for 2001 and 2000 was 40% of each participant's contribution, limited to $600. In addition to matching contributions, the Company may make additional discretionary contributions, although it made no such contributions in 2001 or 2000.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of ten investment options: (1) Stable Portfolio Group Trust, (2) Enhanced Stock Market Fund, (3) Evergreen Select Balanced Fund, (4) Fidelity Advisors Equity Growth Fund, (5) Investment Company of America Fund,
(6) Janus Advisor Worldwide Growth Fund, (9) Fidelity Advisors Intermediate Bond and (10) Orthodontic Centers of America, Inc. Stock Fund (employer security).

VESTING

Participants vest immediately in their contributions. Participants vest in the Company's contributions after five years of service.


BENEFIT PAYMENTS

Upon retirement, termination of employment with the Company, or death, participants or their beneficiaries receive the total balance of their accounts in the form of a lump-sum payment. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

PRIORITIES UPON TERMINATION

Although the Company has not expressed any intent to do so, the Company may discontinue its contribution or the Plan may be terminated subject to the provisions of ERISA at the Company's option. If the Plan should be terminated, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States. Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

INVESTMENTS

The Plan's funds are invested in common collective trust funds and mutual funds for which the trustee and custodian is Wachovia Bank, National Association (formerly known as First Union National Bank of North Carolina) ("Wachovia"). The Plan also invests in the Company's common stock, which is held in a separate Common Stock Trust. The trustee of the Common Stock Trust is a representative of the Company, and the custodian is Wachovia. Investments in common collective trust funds are carried at the Plan's pro rata interest in the fair value of the fund's net assets, as determined by the custodian on the last business day of the year. Investments in the mutual funds and the Company's common stock are valued at quoted market prices on the last business day of the year.

ADMINISTRATIVE EXPENSES

The Company pays all of the administrative costs of the Plan.

FORFEITURES

Forfeitures are used to reduce employer contributions in the year following the forfeiture. As of December 31, 2001 and 2000, there were approximately $32,200 and $47,800, respectively, of forfeited nonvested accounts

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements


3. INVESTMENTS

The following table represents participant-directed investments that represent 5% or more of the Plan's net assets.

                                                                                        DECEMBER 31,
                                                                              ---------------------------------
                                                                                   2001              2000
                                                                              ---------------   ---------------
Wachovia Bank, National Association - Enhanced Stock Market Fund ..........   $     1,485,123   $     1,925,250
Wachovia Bank, National Association - Stable Group Trust
     Portfolio ............................................................         2,798,711         1,823,884
Evergreen Select Balanced Fund ............................................         1,001,008         1,191,721
Orthodontic Centers of America, Inc. - Common Stock .......................           306,851           235,153

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31, 2001 per the financial statements to the Form 5500:

                                                                                             DECEMBER 31,
                                                                                   ----------------------------------
                                                                                        2001               2000
                                                                                   ---------------    ---------------
Net assets available for benefits per the financial statements .................   $     6,043,161    $     5,258,665
Less amounts recorded as contributions receivable ..............................           (59,446)           (82,657)
                                                                                   ---------------    ---------------
Net assets available for benefits per the Form 5500 ............................   $     5,983,715    $     5,176,008
                                                                                   ===============    ===============

The following is a reconciliation of contributions to the Plan for the year ended December 31, 2001 per the financial statements to the Form 5500:

     Contributions per the financial statements ................................   $     1,753,309
     Less current year contributions receivable ................................           (59,446)
     Add prior year contributions receivable ...................................            82,657
                                                                                   ---------------
     Contributions per the Form 5500 ...........................................   $     1,776,520
                                                                                   ===============


Differences between the financial statements and the Form 5500 are due to the preparation of the financial statements using the accrual basis and the preparation of the Form 5500 using the cash basis of accounting.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. SUBSEQUENT EVENT

Effective November 9, 2001, the Company entered into a merger with OrthAlliance, Inc. ("OrthAlliance") whereby OrthAlliance became a wholly-owned subsidiary of the Company. OrthAlliance sponsored a defined contribution 401(k) plan for eligible non-highly compensated employees. Participants from the OrthAlliance plan became eligible to participate in the Company's plan effective January 1, 1002, and their years of service as OrthAlliance employees transferred to the Company's plan. The Company intends to arrange for the transfer of assets from the OrthAlliance plan to the Company's plan in 2002.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

           Schedule G, Part III -- Schedule of Nonexempt Transactions

                             EIN: 72-1278948 PN: 001

                          Year ended December 31, 2001

                                          RELATIONSHIP TO
                                          PLAN, EMPLOYER                   DESCRIPTION                        CURRENT        NET
   IDENTITY OF PARTY INVOLVED                OR OTHER                          OF               COST OF        VALUE        GAIN
                                         PARTY-IN-INTEREST                 TRANSACTION           ASSET*      OF ASSET     (LOSS)**
---------------------------------- ------------------------------ --------------------------   ------------- ------------ --------
Orthodontic Centers of             Employer/Plan Sponsor          Failure to timely remit       $78,167       $78,602       $435
   America, Inc.                                                  salary deferrals for the
                                                                  payroll period
                                                                  ending March
                                                                  26, 1999,
                                                                  April 2, 1999,
                                                                  May 21, 1999
                                                                  and May 28,
                                                                  1999


*  Represents the employee contributions which were not remitted timely.

** Represents interest for the use of the amount involved. The Company is in the process of filing Form 5330 with the IRS in connection with this transaction.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

        Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

                             EIN: 72-1278948 PN: 001

                                December 31, 2001

                   IDENTITY OF ISSUE, BORROWER,                              DESCRIPTION OF             CURRENT
                     LESSOR OR SIMILAR PARTY                                   INVESTMENT                VALUE
----------------------------------------------------------------------- ------------------------- --------------------
Common Collective Trust Funds:
    *Wachovia Bank, National Association - Enhanced
       Stock Market Fund.............................                           20,832 units              $1,485,123

    *Wachovia Bank, National Association - Stable
       Portfolio Group Trust.........................                           43,370 units               2,798,711

Mutual Funds:
     Evergreen Select Balanced Fund..................                           94,257 units               1,001,008

     Fidelity Advisor Series I Equity Growth Fund....                              628 units                  30,584

     American Investment Company of America Fund.....                            3,283 units                  93,653

     Janus Advisor Series Worldwide Fund.............                              835 units                  24,479

     Dreyfus S&P Midcap Index Fund...................                            9,015 units                 189,846

     Putnam OTC Emerging Growth Fund.................                            1,554 units                  11,657

     Fidelity Advisor Intermediate Bond Fund.........                            3,768 units                  41,803

Employer Security:
    *Orthodontic Centers of America, Inc. Common
       Stock.........................................                          10,896 shares                 306,851
                                                                                                          ----------
                                                                                                          $5,983,715
                                                                                                          ==========

* Indicates party-in-interest to the Plan.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           ORTHODONTIC CENTERS OF AMERICA, INC.
                                           401(k) PROFIT SHARING PLAN

June 28, 2002


                                           By: /s/ Susan Gossett
                                               --------------------------------
                                               Wachovia Bank, as Trustee

                                  EXHIBIT INDEX


EXHIBIT
NUMBER        DESCRIPTION
------        -----------
23            Consent of Independent Auditors